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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               SCHEDULE 14D-9/A-3
                                 (RULE 14d-101)
                                 AMENDMENT NO. 3

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            LITTLE SWITZERLAND, INC.
                            ------------------------
                            (Name of Subject Company)

                            LITTLE SWITZERLAND, INC.
                        ---------------------------------
                       (Names of Person Filing Statement)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  537528-10-1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                Richard E. Sasso
                         Member of the Special Committee
                            of the Board of Directors
                          c/o Gregory P. Williams, Esq.
                         Richards, Layton & Finger, P.A.
                                One Rodney Square
                                920 North Street
                           Wilmington, Delaware 19801
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

                                 With a copy to:

                              Jack P. Jackson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                          New York, New York 10036-8299

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ITEM 9.   EXHIBITS.

Item 9 of this Schedule 14D-9 is hereby supplemented by including the following:


Exhibit (a)(5)      Press release issued by the Company on October 4, 2002.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Richard E. Sasso
                                        ----------------------------------------
                                        Richard E. Sasso
                                        Director and Member of the
                                        Special Committee of the Board
                                        of Directors of Little Switzerland, Inc.

Dated: October 4, 2002

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